For immediate release

Sify reports revenues of INR 2963 million for Q1 of FY 2014-15
EBITDA for the quarter stood at INR 483 million

Chennai, Monday, July 28, 2014: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2014-15.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter ended June 30, 2014 was INR 2963 million, an increase of 13% over the same quarter last year.

•	EBITDA for the quarter was INR 483 million as against INR 465 million for the same quarter last year.

•	Net Profit for the quarter was INR 113 million as against a net profit of INR 163 million for the same quarter last year.

•	CAPEX during the quarter was INR 372 million. Cash balance at the end of the quarter was INR 1181 million.

Mr. Raju Vegesna, Chairman and Managing Director, said, “The election of a new government with a decisive majority has sent positive signals to the investing community, increasing expectations that India will return to a higher growth trajectory.

We are seeing the first signs of this upbeat mood among our clients, with many of them already looking to expand their infrastructure in India.

Our recent certification for Network Integration and Provisioning puts us in an elite class of service providers who now qualify for big-ticket network integration projects, and this puts us in a good position to leverage the new opportunities resulting from the more positive investment climate.

Mr. Kamal Nath, CEO, said, “Our continued focus to engage in multi-year and multi service projects with our customers have guided us to a continued growth path over the last multiple quarters including Q1 of FY 14-15.

In the Cloud and Data Centre space, we have moved away from being mere infrastructure provider and we are fast emerging as transformation partners to our clients. We are seeing increasing trend of clients appreciating our Data Centre transformation offerings and Managed Services portfolio built around our core infrastructure layer.

With markets in recovery mode, the focus is to aggressively pursue larger transformational projects and building volume through multiple smaller projects in the SME segment.

Mr. M P Vijay Kumar, CFO, said, “Our revenues have shown healthy growth, while our EBITDA has not expanded at the same rate versus the same quarter last year, due to significant expenses on our new DCs and execution of a few large capacity projects which are going live in phases. With the additional capacity from our new DCs coming on stream, we will be focusing on monetizing our assets to drive further revenue growth in the quarters ahead.

Our cautious approach to investing and our strict governance of expenditure had seen us through a very trying period. We see good potential for continuing to improve asset utilization as markets gradually recover. So we will be investing primarily in customer-specific opportunities which will help us leverage these assets.

Cash balance at the end of the quarter was INR 1181 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS
(In INR millions)
	Quarter ended	Quarter ended	Year ended
Description	June	June	March
	2014	2013	2014

Revenue	2,963	2,628	10,460

Cost of Revenues	(1,774)	(1,546)	(6,137)

Selling, General and Administrative Expenses	(706)	(617)	(2,730)

EBITDA	483	465	1,593

Depreciation and Amortisation expense	(275)	(261)	(1,111)

Net Finance Expenses	(103)	(53)	(257)

Other Income	8	12	93

Profit Before tax	113	163	318

Income Taxes	-	-	-

Profit for the period	113	163	318

Reconciliation with Non-GAAP measure

Profit for the period	113	163	318
Add:
Depreciation and Amortisation expense	275	261	1,111

Net Finance Expenses	103	53	257
Less:
Other Income	(8)	(12)	(93)

EBITDA	483	465	1,593

Business Highlights

Telecom Services

•	Domestic Data Business continues to show steady growth

•	International Voice grew 46% over the previous quarter.

•	The business signed up two international carriers with committed traffic for a full year.

•	Key wins in the quarter included the enterprise IT network for one of India’s largest Telecom player and two of India's premier auto companies.

•	With its continuing focus on the network managed services portfolio, the number of circuits under advanced management services contract is up 18% over last quarter.

•	The re-organised support organization is expected to deliver significantly improved levels of customer support to Sify's customer starting the second quarter.

Data Centre Services

•	The business signed up 13 new customers in the quarter.

•	A world leader in Business Continuity services has signed on to be a reseller for our services.

•	Our Bangalore Data Centre has been upgraded with additional capacity

•	Our 3rd Data Center in Mumbai has recently completed testing and commissioning.

Cloud and Managed Services

•	The business has more than doubled over same quarter last year.

•	The business has signed up clients from eCommerce, Insurance, Utility sector and the Government verticals.

•	Some of the larger wins have been in the eCommerce space, helping us build expertise in this segment.

•	The business has signed on a large DC-DR Managed Services order from Insurance and Utility sector for private cloud and managed services.

•	More than 15 customers have been added across various verticals.

Applications Integration Services

•	The business has commenced managed SAP infrastructure services for the Indian Market

•	Talent Management services almost doubled compared to same period last year with a significant order from one of the state public service commissions and successful execution for two top tier universities.

•	A forward supply chain management deal was closed with one of the largest FMCG companies in India.

•	eLearning signed up a million dollar plus contract with a global pharmaceutical client while also signing up four new customers in Asia, Europe and North America

Technology Integration services

•	The business has been reorganized along new Practice Lines; IP Surveillance, Voice Collaboration, Security, Network Integration and DC build.

•	The security business has grown steadily and has seen strong engagement in BFSI and PSU segment.

•	Network Integration has seen engagement among Enterprise customers, mainly for Wireless deployments.

•	The business won a large Service contract from a public service insurance company to support their IT infrastructure including Networking and DC.

•	A large Private Hospital campus also opted for our Wireless network.

•	The business has signed up 21 new customers for the quarter.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 36 Data Centres across India including Sify’s 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure and in TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. The latter certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide. Sify has licenses to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally.

For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2014, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com